82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031256

REGISTRANT'S NAME Goldcliff Resource Corp

*CURRENT ADDRESS

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2748 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

82-2148

02 APR -3 AM 8:11

AR/S
10-31-01

GOLDCLIFF RESOURCE CORPORATION
(GCN.CDNX)

ANNUAL GENERAL MEETING OF SHAREHOLDERS (APRIL 22, 2002)

TABLE OF CONTENTS

FOR FURTHER INFORMATION CONTACT
Leonard W. Saleken PGeo, President & CEO

GOLDCLIFF RESOURCE CORPORATION
Suite 920-470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 685-5686
Email: info@goldcliff.ca
Web: www.goldcliff.com

THE PRESIDENT'S REPORT

HEDLEY GOLD BASIN – THE FUTURE OF GOLD MINING IN BRITISH COLUMBIA, CANADA

GOLDCLIFF'S PANORAMA RIDGE PROPERTY

The Hedley Gold Basin is the future of gold mining in British Columbia, Canada. The Hedley Gold Basin has an aerial extent of 400 square kilometres and is located in south central BC. The world-class gold skarn deposits of the Nickel Plate mine are situated in the Hedley Gold Basin and have produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The basin is under explored just as a gold tectonic belt in Nevada was under explored. In 1986, the Goldstrike deposit was discovered by Barrick Gold Corporation in the Carlin Gold Trend, Nevada – and the rest is history!

GOLDCLIFF RESOURCE CORPORATION (GCN.CDNX) is pleased to provide the highlights of the 2001 exploration program on the Hedley Gold Basin Project, Panorama Ridge Property, Nickel Plate Mining District, Hedley, British Columbia, Canada. The Company is exploring for gold skarn deposits and is targeting high-grade strata-bound gold skarn ores similar to the Nickel Plate mine. The exploration has confirmed gold skarn mineralization similar to the Nickel Plate mine. The Panorama Ridge Property is situated 3.5 kilometres east of the Nickel Plate mine.

The Panorama Ridge Property is located 230 kilometres east of Vancouver and 40 kilometres west of Penticton. The property covers 2,850 hectares (7,040 acres) and is the largest land holdings next to Barrick Gold Corporation's Nickel Plate mine. The claims contain an extensive area of skarn alteration and sulphide mineralization that has been exposed by new logging roads. The property is underlain by Late Triassic Nicola Group sedimentary and volcanic rocks of the Hedley and Whistle Formations and diorite intrusive rocks of the Hedley Intrusions. These rocks host the gold skarn ore deposits at the Nickel Plate mine. The Nickel Plate mine has produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The gold production was from strata-bound and disseminated gold skarn ore bodies (Nickel Plate, Sunnyside, Bulldog) that graded from 3.0 to 20.0 grams/tonne gold (0.10 to 0.60 ounces/tonne). The Nickel Plate Mine closed in 1996.

Gold skarn mineralization similar to the Nickel Plate mine occurs on the property. Goldcliff has identified seven gold prospects containing strata-bound and disseminated gold skarn mineralization -- Spar, York, Nordic, Winters, Slope, Skar and Chill – along with two geochemical gold anomalous areas. The exploration target containing the gold skarn prospects is approximately 1000 metres by 1500 metres in area. The exploration results at Panorama Ridge are very encouraging.

Geochemical Gold Anomalies

The stream sediment sampling program (silts) located two new areas for investigation based on anomalous Au values (55 and 1260 ppb Au) and pathfinder elements (As, Bi, Co, Cu). The two areas occur in thick overburden and each cover approximately 65 hectares. The north area is associated with anomalous gold soils and IP chargeability highs from previous surveys. The east area discovery (1260 ppb Au) is in "uncharted geological territory" and represents an exciting area for 2002 prospecting. Both of the gold areas are located north and east of the any known gold skarn prospects. The soil sampling survey (soils) was limited to the area covering the Spar, York and Nordic prospects. It was conducted to confirm previous soil sample results (1984) and to establish a base-line study for future sampling. The 2001 gold results are an order of magnitude higher than the gold results of the 1984 survey. The higher values for gold in 2001 are attributed to the analytical method – fire assay (2001) verses aqua regia (1984) and to the consistency of soil sampling. The 2001 established an excellent statistical data base for gold and pathfinder elements.

New Gold Skarn Discoveries

The rock sampling resulted in the discovery of two new gold prospects: Skar, a high grade gold skarn and Winters, a strata-bound gold skarn. The **Skar Prospect** *sampling returned two continuous metres averaging 12.17 grams/tonne Au (0.358* ounces/tonne) with a higher grade of 14.57 grams/tonne Au (0.425 ounces/tonne). The samples are from a garnet skarn related shear zone. The **Winters Prospect** is located directly south of the Nordic on the east side of Panorama Ridge. Talus sampling (rock grabs) at four locations returned gold values of 200, 200, 460 and 675 ppb gold. The samples are strata-bound gold skarn with layered massive pyrite and pyrrhotite

Targeted Gold Skarn Prospects

The **Nordic Prospect** received the bulk of the rock sampling and this years work greatly improved the gold values at Nordic. The best gold value for 2001 is 4.930 grams/tonne. The Nordic prospect is an area of disseminated gold skarn mineralization that occurs over an area of approximately 700 metres NE to SW and 200 metres NW to SE. Nine outcrops were rock channel sampled. The samples were cut using a diamond saw and sampled at one metre intervals. The highlights of the rock channel sampling returned the following gold results:

Outcrop 1:	**11.0 metres averaged 0.765 grams/tonne with 3 metres of 1.583 grams/tonne**
Outcrop 2:	**9.0 metres averaged 1.085 grams/tonne with 3 metres of 2.780 grams/tonne**
Outcrop 3:	**3.0 metres averaged 0.543 grams/tonne with 1 metres of 0.920 grams/tonne**
Outcrop 6:	**12.0 metres averaged 0.723 grams/tonne with 3 metres of 1.017 grams/tonne**

Panorama Ridge - Gold in Rock Samples



Py, Po
1822
1551
Spar
York
Slope
Nordic
Winters
Chill
1886
18050ppb
9100ppb
4930ppb
1500ppb
675ppb
1300ppb
100ppb
200ppb
Au in Rocks
Scale 1:10000
Goldcliff Resource Corporation
Panorama Ridge Project, Hedley Gold Basin
NTS 092E.031
Interpretex Resources Ltd.

The **York Prospect** rock sampling returned gold results that are similar to previous years sampling. The disseminated gold skarn mineralization in Trench 3 (1985) contains continuous gold values over 45 metres averaging 0.81 grams/tonne gold *(including 6 metres of 1.34 grams/tonne gold). A select gold skarn sample from an old hand pit returned 9.2 grams/tonne* gold. The strata-bound gold skarn mineralization with layered massive pyrite and pyrrhotite returned gold values of 0.46 to 2.44 grams/tonne gold. Geologically, the disseminated gold skarn mineralization is interpreted to be up section (north east) from the strata-bounded gold skarn mineralization. The limy sediments of the Hedley Formation containing the gold skarn mineralization are steeply dipping to the south west, and appear to be associated with internal folding that occurs within the regional Hedley syncline.

The **Spar Prospect** contains disseminated gold skarn mineralization with anomalous gold values in the range of 100 to 300 ppb gold. A select gold skarn sample from 2000 assayed 18.04 grams/tonne gold (0.53 ounces/tonne) and is associated with a shear within the gold skarn zone. The Slope and the Chill prospects are exposed in old hand pits and contain anomalous gold values in the 100 to 200 ppb Au range within disseminated gold skarn mineralization.

PANORAMA RIDGE OUTLOOK 2002

The exploration results (2001) at Panorama Ridge are very encouraging and further exploration in 2002 is warranted. Goldcliff's exploration has greatly improved the gold potential of the property and discovered important new areas for exploration.

The Panorama Ridge exploration target area has favourable Hedley geology, gold skarn prospects, coincidental gold (Au) and pathfinder (As-Bi-Co-Ni-Sb-Cu-Zn) geochemical anomalies similar to the Nickel Plate ores. In addition to the geology and geochemistry, magnetic and induced polarisation (chargeability) highs, and electromagnetic (VLF) conductors provide all of the exploration indicators for Nickel Plate strata-bound and disseminated gold skarn deposits.

The Notice of Work is in place for trenching and drilling in 2002. Goldcliff is upgrading and evaluating its geological, geochemical and geophysical data base on the property on a continuous basis in order to optimise its 2002 exploration work program.

GOLDCLIFF RESOURCE CORPORATION

Per: *"Leonard W. Saleken"*

Leonard W. Saleken, PGeo
President, Director, CEO

GOLDCLIFF RESOURCE CORPORATION
920-470 Granville Street
Vancouver, B.C. V6C 1V5, Canada

Tel. No. (604) 685-5685 • Fax No.: (604) 685-5686
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Goldcliff Resource Corporation (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Monday, April 22, 2002** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.
2. To receive the financial statements of the Company for the fiscal period ended October 31, 2001 and the report of the auditor thereon.
3. To elect directors to hold office until the close of the next Annual General Meeting.
4. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.
5. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.
6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 22, 2002** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 14, 2002** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

The directors of the Company fixed the close of business on **March 14, 2002** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 14th day of March, 2002.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

Leonard W. Salekon, President

GOLDCLIFF RESOURCE CORPORATION

910-470 Granville Street
Vancouver, B.C. V6C 1V5

MANAGEMENT INFORMATION CIRCULAR

As at March 1, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcliff Resource Corporation (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the Canadian Venture Exchange and was published in The Vancouver Province on February 25, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 9,557,831 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 14, 2002** as the record date for the determination of the members entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Len W. Saleken	4,373,071 Common	45.75%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]	First and Present Position with the Company[1]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Len W. Saleken[4] Canada	Geological Consultant, Geotec Consultants Ltd.	President and Director, Jul.21/86 to date; Chief Executive Officer, Oct.21/88 to date	4,373,071 Common
Edwin R. Rockel[4] Canada	Geophysical Consultant, Interpretex Resources Ltd.	Director, Jul.21/86 to date; Secretary, Jul.21/86 to Oct.21/88	381,400 Common
Nazir Dhalla Canada	President, Saxony Fine Men's Clothes	Director, Feb.28/2002 to date	Nil
Francis B. Whiting[4] Canada	Consulting Geologist; President, Whiting Mining Services International Ltd.	Director, May 2/96 to date	30,000 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) <u>Summary of General Requirements</u>

Incentive stock options may be granted to directors and employees of the Company in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). In summary, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 10% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be lower than the last closing price of the Company's shares on the Exchange at the time of grant, less the applicable discount; provided that the exercise price will not otherwise be less than $0.10 per share. A four-month hold period on all stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (November 1, 2000 to October 31, 2001) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Leonard W. Saleken	Dec.11/2000	60,000	Nominal	$0.10	Dec.11/2005
Edwin R. Rockel	Dec.11/2000	85,000	Nominal	$0.10	Dec.11/2005
Graham H. Scott	Dec.11/2000	65,000	Nominal	$0.10	Dec.11/2005
Francis B. Whiting	Dec.11/2000	30,000	Nominal	$0.10	Dec.11/2005
Leonard W. Saleken	Jul.03/2001	190,000	Nominal	$0.18	Jul.03/2006
Edwin R. Rockel	Jul.03/2001	45,000	Nominal	$0.18	Jul.03/2006
Graham H. Scott	Jul.03/2001	35,000	Nominal	$0.18	Jul.03/2006
Francis B. Whiting	Jul.03/2001	70,000	Nominal	$0.18	Jul.03/2006

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value(1)
47,000	$0.10	May 01/2001	$0.11(2)	$470
10,000	$0.10	May 10/2001	$0.16(3)	$600
219,280	$0.10	Jun.29/2001	$0.18	$17,542

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.
(2) Closing price of the Company's shares on the Canadian Venture Exchange ("CDNX") on May 7, 2001. The Company's shares did not trade on the CDNX on May 1, 2001.

(3) Closing price of the Company's shares on the CDNX on May 14, 2001. The Company's shares did not trade on the CDNX on May 10, 2001.

(d) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 634,620 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 580,000 common shares were granted to insiders.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 955,000 common shares are outstanding, of which options to purchase up to a total of 725,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries save and except as set forth below:

Private Placement Transaction

In May 2001, certain investors purchased by way of private placement 1,250,000 units (the "Units") of the Company, comprised of 750,000 flow-through units ("FT Units") and 500,000 non-flow-through units (Non-FT Units") at a price of $0.10 per Unit for total proceeds of $125,000. Each FT Unit comprised one flow-through common share and one non-flow-through non-transferable share purchase warrant (a "Warrant"). Each Non-FT Unit comprised one non-flow-through common share and one Warrant. One Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Company for a period of 24 months from closing at a price of $0.11 per Warrant Share. All the Units were purchased by an insider of the Company.

Reference is also made to the heading "Options to Purchase Securities".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Cawley & Associates, Chartered Accountants, of 3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. V6J 1S5, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Brian Cawley was first appointed auditor of the Company on October 21, 1988.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of February 26, 2002.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

Leonard W. Salekken, President

Schedule "A" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

- (i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
- (ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
- (iii) President of the company;
- (iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
- (v) an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

- (i) each CEO, despite the amount of compensation of that individual;
- (ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
- (iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the President (also herein referred to as the "CEO") No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer".

Securities Acquired on Exercise	Aggregate Net Value Realized(1)
47,000 Common Shares	$470
25,000 Common Shares	$2,000

(1) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	Goldcliff Resource Corporation
FOR QUARTER ENDED	
DATE OF REPORT (YY MM DD)	01/10/31
ISSUER ADDRESS	Suite 920 - 470 Granville Street
CITY	Vancouver, BC V6C 1V5
POSTAL CODE	
ISSUER FAX NO.	604-685-5686
ISSUER TELEPHONE NO.	604-685-5685
CONTACT NAME	Leonard W. Saleken, PGeo
CONTACT POSITION	CEO, President, Director
CONTACT TELEPHONE NO.	604-261-7477
CONTACT EMAIL ADDRESS	info@goldcliff.ca
WEB SITE ADDRESS	www.goldcliff.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY MM DD)
[signature]	Leonard W. Saleken	02/03/14
[signature]	Edwiin R. Rockel	02/03/14

FIN 51-901F (Reverse) Rev. 2000 / 12 / 19

GOLDCLIFF RESOURCE CORPORATION

AUDITOR'S REPORT

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS

OCTOBER 31, 2001

CAWLEY & ASSOCIATES

To the Shareholders of Goldcliff Resource Corporation:

We have audited the balance sheets of Goldcliff Resource Corporation as at October 31, 2001 and 2000 and the statements of loss and deferred exploration expenditures and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operation and the changes in financial position for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia
February 22, 2002

"Cawley & Associates"
Cawley & Associates

CHARTERED ACCOUNTS — BRIAN CAWLEY CORPORATION
3rd Floor – 1622 West 7th Avenue, Vancouver, BC V6J 1S5
Tel: 604-731-1191 Fax: 604-731-3511
bcawley@cawley-assoc.com gcurran@cawley-ssoc.com

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
OCTOBER 31, 2001

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 9,938	4,434
Prepaid expenses	434	737
Term deposit	25,366	-
G.S.T. receivable	13,671	5,056
Total current assets	49,409	10,227
TERM DEPOSITS (Note 3)	11,051	3,000
MINERAL CLAIMS (Note 2)	212,901	206,075
DEFERRED EXPLORATION EXPENDITURES	828,365	718,769
	$ 1,101,726	938,071
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 69,002	37,714
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	2,678,524	2,488,896
Deficit, per accompanying statement	(1,645,800)	(1,588,539)
Total shareholders' equity	1,032,724	900,357
	$ 1,101,726	938,071

On behalf of the board:

"Leonard W. Saleken"
Director

"Edwin R. Rockel"
Director

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE YEAR ENDING OCTOBER 31, 2001

	2001	2000
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 718,769	$ 695,123
EXPENDITURES DURING THE PERIOD:		
CANADA	109,596	23,646
	109,596	23,646
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 828,365	$ 718,769

	2001	2000
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 718,769	$ 695,123
EXPENDITURES DURING THE PERIOD:		
PROSPECTING	61,182	20,055
MAPPING	2,461	2,191
FIELD EXPENSES	18,975	1,400
ASSAYS	13,614	-
SURVEYS	13,364	-
	109,596	23,646
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 828,365	$ 718,769

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF MINERAL CLAIMS
FOR THE YEAR ENDING OCTOBER 31, 2001

	2001	2000
OPENING MINERAL CLAIMS	$ 206,075	$ 206,075
EXPENDITURES DURING THE PERIOD:		
CANADA	6,826	-
	6,826	-
ENDING MINING CLAIMS	$ 212,901	$ 206,075

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED OCTOBER 31, 2001

	2001	2000
GENERAL AND ADMINISTRATIVE EXPENDITURES:		
Advertising and promotion	$ 1,172	$ 1,645
Bank charges and interest	1,015	1,619
Legal and audit	15,982	15,301
Management fees	6,800	-
Office	24,039	18,098
Rent office	5,126	5,251
Telephone	4,256	2,737
Travel	-	21
Total general and administrative expenditures	58,390	44,672
INTEREST INCOME	1,129	-
NET LOSS	57,261	44,672
DEFICIT, beginning of year	1,588,539	1,543,867
DEFICIT, end of year	$ 1,645,800	$ 1,588,539

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED OCTOBER 31, 2001

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES:		
Interest received	$ 1,129	$ 180
Interest expense	(1,015)	(388)
Cash paid to suppliers and employees	(34,399)	(394,915)
CASH FLOW USED IN OPERATING ACTIVITIES	(34,285)	(395,123)
CASH FLOW USED IN INVESTING ACTIVITIES:		
Term deposits withdrawn	(33,417)	-
Mineral claims	(6,826)	-
Deferred exploration expenditures	(109,596)	(23,646)
CASH FLOW USED IN INVESTING ACTIVITIES	(149,839)	(23,646)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital stock issued	189,628	410,242
CASH FLOW FROM FINANCING ACTIVITIES	189,628	410,242
INCREASE(DECREASE) IN CASH DURING THE YEAR	5,504	(8,527)
CASH, beginning of year	4,434	12,961
CASH, end of year	$ 9,938	$ 4,434

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Development stage company:

The company is a development stage company and its ability to generate cash depends solely on public share offerings since there are no active projects which are likely to generate cash in the near future.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the discharging of liabilities in the normal course of business and do not include any adjustments relating to the recoverability or classification of the recorded assets and liability amounts that might be necessary should future share issues fail to generate sufficient cash to sustain operations.

(b) Mineral claims and deferred exploration expenditures:

Amounts shown as mineral claims and the deferred exploration expenditures thereof have been capitalized on an area of interest basis. These costs will be charged against income when properties are developed to the stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs will be charged against income in the year of abandonment or determination of value. The amounts represent costs to date and do not necessarily reflect present or future values.

(c) Revenue Recognition:

The company has been paid fees to enter into an agreement. The revenues are recognized on receipt of cash.

2. MINERAL CLAIMS:

Cliff claims

By an agreement dated July 29, 1986, with amendments dated November 1, 1986, April 26, 1987 and February 1, 1988 the company has acquired a sole and exclusive option to purchase all of the interest in certain mining claims known as the Cliff claims.

The option is subject to a royalty of 3% of net smelter returns. As consideration for acquiring the option, the company has issued 200,000 shares in its capital stock. The Company is required to maintain the leases in good standing and should production be commenced royalties of 3% of net smelter returns will be payable to the vendor.

Dave and Max claims

By an agreement dated September 13, 1990, the company has acquired 100% interest in Dave and Max claims for a cash amount of $12,000. The agreement is subject to royalties of:

1. 10% net profit
2. 5% of the proceeds up to $70,400

Osoyoos claims

By an agreement dated August 1, 1991 and amended January 5, 1995 the company has acquired four crown leases for a cash amount of $7,000 and 100,000 shares.

The agreement is subject to royalties of 3% of net smelter returns.

"S" claims

By an agreement dated December 18, 1995, the company has acquired a sole option to purchase all of the interest on certain mining claims known as the "S" claims.

The option is subject to a royalty of 2% of net smelter returns. As consideration for acquiring the options, the company has Issued 100,000 shares in its capital stock.

"N" claims

In 2001, the company in its own behalf and for the cost of staking, acquired 42 claim units (N claims) in the Osoyoos Mining Division. The claims are located in the Hedley Gold District and adjoin the Nickel Plate mine holdings.

"Win" claims

In 2001 the company acquired 4 claims totalling 72 claims units for the cost of staking.

Claims Forfeited

During the year, sixteen "S" claims and six "V" claims were forfeited to the Crown because no work was performed on these claims.

"Headly Basin " claims

By an agreement date March 1, 2001, the company acquired 100% interest in 50 surveyed crown granted claims in the Headly Basin. Upon execution of the agreement, the company paid $ 3,000. When the Mineral land title is transfer to the company an addition $ 3,000 will be paid and subject to approval by the CDNX , 150,000 share will be issued to the seller.

Mining claims and deferred exploration expenditures consist of:

	Acquisition Costs	Development Expenses	Total
British Columbia	$212,901	$828,365	$1,041,266

3. TERM DEPOSITS:

These deposits are held by the bank as security for reclamation bonds and cannot be released to the company without prior approval of the appropriate government agency.

4. SHARE CAPITAL:

(a) Authorized share capital consists of 100,000,000 no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2000	7,821,551	$ 2,488,896
Cash	1,250,000	125,000
Cash(Exercise of Options)	286,280	28,628
Cash (Exercise of Warrants)	200,000	36,000
Balance - October 31, 2001	9,557,831	$ 2,678,524

GOLDCLIFF RESOURCE CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000

(b) Warrants of 1,250,000 with a price of $0.11 and expiry date of May 31, 2003 are outstanding.

(c) Outstanding options :

No. of Shares	Price	Expiry Date
120,000	0.10	December 8, 2004
260,000	0.10	December 11, 2005
374,620	0.18	July 3, 2006

5. RELATED PARTY TRANSACTIONS:

The company was billed $36,448 ($30,086 - 2000) for exploration and administration expenditures by Geotec Consultants Inc. a company owned by a director. The company owes $31,150 ($10,702 - 2000) of the accounts payable to Geotec Consultants Inc.

6. INCOME TAXES:

For income tax purposes, the company has losses carried forward from prior years which can be used to reduce future years' taxable income. These losses expire as follows:

2002	$ 23,949
2003	84,996
2004	81,287
2005	88,125
2006	33,086
2007	43,849
2008	56,675
	$ 411,967

The potential benefits relating to the available losses have not been recorded in the financial statements.

7. FINANCIAL INSTRUMENTS:

(a) Fair Value:

The carrying value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their respective fair value.

(b) Price Risk:

Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
OCTOBER 31, 2001

SCHEDULE A: FINANCIAL STATEMENTS
See Audited Financial Statement

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.0 Analysis of expenses and deferred costs:
a) See Audited Financial Statement

2.0 Related party transactions
a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period is $50,735.

3.0 Summary of securities issued and options granted and securities outstanding during the period:
a) *Summary of securities (common shares) issued during the period:*

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
May 15, 2001	Common	Options	10,000	0.10	1,000	Cash	Nil
May 15, 2001	Common	Options	10,000	0.10	1,000	Cash	Nil
May 01, 2001	Common	Options	47,000	0.10	4,700	Cash	Nil
July 01, 2001	Common	Options	194,280	0.10	19,428	Cash	Nil
July 01, 2001	Common	Options	25,000	0.10	2,500	Cash	Nil
May 31, 2001	Common	Private Placement	1,250,000	0.10	125,000	Cash	Nil

Summary of securities (common shares) issued during the period were 1,511,280

b) Summary of stock options granted during the period:

Date	Type	Name	Number of Shares	Exercise Price ($)	Expiry Date
December 11, 2000	Director	Leonard W. Saleken	60,000	0.10	December 10, 2005
	Director	Edwin R. Rockel	85,000	0.10	December 10, 2005
	Director	Francis B. Whiting	30,000	0.10	December 10, 2005
	Officer	Graham H. Scott	65,000	0.10	December 10, 2005
	Employees	Eric Williams	20,000	0.18	December 10, 2005
July 03, 2001	Director	Leonard W. Saleken	190,000	0.18	July 02, 2006
	Director	Edwin R. Rockel	45,000	0.18	July 02, 2006
	Director	Francis B. Whiting	70,000	0.18	July 02, 2006
	Officer	Graham H. Scott	35,000	0.18	July 02, 2006
	Employee	O. Corbin Saleken	34,620	0.18	July 02, 2006
			634,620		

4.0 Summary of securities as at the end of the period:
a) Authorised capital: 100,000,000 common shares without par value.
b) Shares issued: 9,557,831 common shares without par value.
c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	115,380	0.10	May 26, 2002
Options	120,000	0.10	December 07, 2004
Options	260,000	0.10	December 10, 2005
Options	374,620	0.18	July 02, 2006
Warrants	1,250,000	0.11	May 30, 2003

The number of options outstanding are 870,000 common shares.
The number of warrants outstanding are 1,250,000 common shares.

d) Number of common shares held in escrow: Nil
e) Number of common shares subject to pooling: Nil

5.0	**List of Directors**:	Leonard W. Saleken Edwin R. Rockel Francis B. Whiting Nazir Dhalla
6.0	**List of Officers**:	Leonard W. Saleken, President, Chief Executive Officer Graham H. Scott, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. It has three projects located in the Province of British Columbia, Canada and one project located in the Province of Quebec, Canada. The principle active project for 2001 is the Hedley Gold Basin Project, Panorama Ridge property that is located in the Hedley Gold Basin, Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff and Meadow Creek, are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. At present, no significant funds are currently being expended on them. The one project in the Province of Quebec is a diamond property located in the Otish Mountains in north central Quebec.

PROJECTS

HEDLEY GOLD BASIN PROJECT

The Hedley Gold Basin is the future of gold mining in British Columbia, Canada. The Hedley Gold Basin has an aerial extent of 400 square kilometres and is located in south central BC. The world-class gold skarn deposits of the Nickel Plate mine are situated in the Hedley Gold Basin and have produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The basin is under explored just as a gold tectonic belt in Nevada was under explored. In 1986, the Goldstrike deposit was discovered by Barrick Gold Corporation in the Carlin Gold Trend, Nevada – and the rest is history!

The Hedley Gold Basin covers an area of approximately 400 square kilometres in a north east to south west direction. The Similkameen River valley cuts the basin in an east-west direction subdividing it into a northern portion, Nickel Plate mining district and a southern portion, the Sterling Creek mining district. The town of Hedley is its focal point. Gold was first discovered in 1898 in the northern portion of the Hedley Gold Basin at Nickel Plate mountain. In 1904, gold production commenced at the Nickel Plate mine with the discovery of high-grade gold (0.50 ounces per tonne). Over a period of 100 years, the Hedley Gold Basin has produced 78,506,148 grams gold (2,524,313 ounces) mainly from the Nickel Plate gold skarn deposits (MINFILE). The Nickel Plate deposits are the largest strata-bound gold skarn, sedimentary-volcanic hosted deposits in Canada, as well as the world. Goldcliff Resource Corporation is evaluating the overall gold potential of the Hedley Gold Basin and exploring the Panorama Ridge Property for economic gold skarn mineralization. The Panorama Ridge Property is located 3.5 kilometres east of the Nickel Plate mine and contains similar geology and gold skarn mineralization.

PANORAMA RIDGE PROPERTY

In 2000, Goldcliff commenced active exploration in the Hedley Gold Basin and staked the Panorama Ridge property based on newly exposed sulphide-rich gossan outcrops along logging roads constructed by Weyerhaeuser Canada Ltd. The Panorama Ridge and Nickel Plate properties are underlain by the Upper Triassic Nicola Group of sedimentary and volcanic rocks. Both contain the Whistle and Hedley Formations and associated Triassic Hedley diorite intrusions and dykes. These are the same rocks that host the sedimentary gold-skarn deposits at the Nickel Plate mine and elsewhere in the 400 square kilometre Hedley Gold Basin. The Panorama Ridge property is the active project for 2001. For the reporting period, exploration expenditures on Panorama Ridge total $109,596.

The Panorama Ridge Property is located 230 kilometres east of Vancouver and 40 kilometres west of Penticton. The property covers 2,850 hectares (7,040 acres) and is the largest land holdings next to Barrick Gold Corporation's Nickel Plate mine. The claims contain an extensive area of skarn alteration and sulphide mineralization that has been exposed by new logging roads. The property is underlain by Late Triassic Nicola Group sedimentary and volcanic rocks of the Hedley and Whistle Formations and diorite intrusive rocks of the Hedley Intrusions. These rocks host the gold skarn ore deposits at the

Nickel Plate mine. The Nickel Plate mine has produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The gold production was from strata-bound and disseminated gold skarn ore bodies (Nickel Plate, Sunnyside, Bulldog) that graded from 3.0 to 20.0 grams/tonne gold (0.10 to 0.60 ounces/tonne). The Nickel Plate Mine closed in 1996.

Gold skarn mineralization similar to the Nickel Plate mine occurs on the property. Goldcliff has identified seven gold prospects containing strata-bound and disseminated gold skarn mineralization – Spar, York, Nordic, Winters, Slope, Skar and Chill – along with two geochemical gold anomalous areas. The exploration target containing the gold skarn prospects is approximately 1000 metres by 1500 metres in area. The exploration results at Panorama Ridge are very encouraging.

Geochemical Gold Anomalies

The stream sediment sampling program (silts) located two new areas for investigation based on anomalous Au values (55 and 1260 ppb Au) and pathfinder elements (As, Bi, Co, Cu). The two areas occur in thick overburden and each cover approximately 65 hectares. The north area is associated with anomalous gold soils and IP chargeability highs from previous surveys. The east area discovery (1260 ppb Au) is in "uncharted geological territory" and represents an exciting area for 2002 prospecting. Both of the gold areas are located north and east of the any known gold skarn prospects. The soil sampling survey (soils) was limited to the area covering the Spar, York and Nordic prospects. It was conducted to confirm previous soil sample results (1984) and to establish a base-line study for future sampling. The 2001 gold results are an order of magnitude higher than the gold results of the 1984 survey. The higher values for gold in 2001 are attributed to the analytical method – fire assay (2001) verses aqua regia (1984) and to the consistency of soil sampling. The 2001 established an excellent statistical data base for gold and pathfinder *elements.*

New Gold Skarn Discoveries

The rock sampling resulted in the discovery of two new gold prospects: Skar, a high grade gold skarn and Winters, a strata-bound gold skarn. The **Skar Prospect** sampling returned two continuous metres averaging 12.17 grams/tonne Au (0.358 ounces/tonne) with a higher grade of 14.57 grams/tonne Au (0.425 ounces/tonne). The samples are from a garnet skarn related shear zone. The **Winters Prospect** is located directly south of the Nordic on the east side of Panorama Ridge. Talus sampling (rock grabs) at four locations returned gold values of 200, 200, 460 and 675 ppb gold. The samples are strata-bound gold skarn with layered massive pyrite and pyrrhotite

Targeted Gold Skarn Prospects

The **Nordic Prospect** received the bulk of the rock sampling and this years work greatly improved the gold values at Nordic. The best gold value for 2001 is 4.930 grams/tonne. The Nordic prospect is an area of disseminated gold skarn mineralization that occurs over an area of approximately 700 metres NE to SW and 200 metres NW to SE. Nine outcrops were rock channel sampled. The samples were cut using a diamond saw and sampled at one metre intervals. The highlights of the rock channel sampling returned the following gold results:

Outcrop 1:	11.0 metres averaged 0.765 grams/tonne with 3 metres of 1.583 grams/tonne
Outcrop 2:	9.0 metres averaged 1.085 grams/tonne with 3 metres of 2.780 grams/tonne
Outcrop 3:	3.0 metres averaged 0.543 grams/tonne with 1 metres of 0.920 grams/tonne
Outcrop 6:	12.0 metres averaged 0.723 grams/tonne with 3 metres of 1.017 grams/tonne

The **York Prospect** rock sampling returned gold results that are similar to previous years sampling. The disseminated gold skarn mineralization in Trench 3 (1985) contains continuous gold values over 45 metres averaging 0.81 grams/tonne gold (including 6 metres of 1.34 grams/tonne gold). A select gold skarn sample from an old hand pit returned 9.2 grams/tonne gold. The strata-bound gold skarn mineralization with layered massive pyrite and pyrrhotite returned gold values of 0.46 to 2.44 grams/tonne gold. Geologically, the disseminated gold skarn mineralization is interpreted to be up section (north east) from the strata-bounded gold skarn mineralization. The limy sediments of the Hedley Formation containing the gold skarn mineralization are steeply dipping to the south west, and appear to be associated with internal folding that occurs within the regional Hedley syncline.

The **Spar Prospect** contains disseminated gold skarn mineralization with anomalous gold values in the range of 100 to 300 ppb gold. A select gold skarn sample from 2000 assayed 18.04 grams/tonne gold (0.53 *ounces/tonne) and is associated with* a shear within the gold skarn zone. The Slope and the Chill prospects are exposed in old hand pits and contain anomalous gold values in the 100 to 200 ppb Au range within disseminated gold skarn mineralization.

Panorama Ridge - Gold in Rock Samples


Py, Po
1822
Py, Po
7
4
1831
18050ppb
Spar
4930ppb
1540ppb
9100ppb
York
Slope
Nordic
2440ppb
180ppb
675ppb
1380ppb
2000ppb
Winters
Chill
1886
12a
Au in Rocks
Scale 1:10000
Goldcliff Resource Corporation
Panorama Ridge Project, Hedley Gold Basin
Interpretex Resources Ltd.

PANORAMA RIDGE OUTLOOK 2002

The exploration results (2001) at Panorama Ridge are very encouraging and further exploration in 2002 is warranted. Goldcliff's exploration has greatly improved the gold potential of the property and discovered important new areas for exploration.

The Panorama Ridge exploration target area has favourable Hedley geology, gold skarn prospects, coincidental gold (Au) and pathfinder (As-Bi-Co-Ni-Sb-Cu-Zn) geochemical anomalies similar to the Nickel Plate ores. In addition to the geology and geochemistry, magnetic and induced polarisation (chargeability) highs, and electromagnetic (VLF) conductors provide all of the exploration indicators for Nickel Plate strata-bound and disseminated gold skarn deposits.

The Notice of Work is in place for trenching and drilling in 2002. Goldcliff is upgrading and evaluating its geological, geochemical and geophysical data base on the property on a continuous basis in order to optimise its 2002 exploration work

CLIFF PROJECT, OLALLA, BRITISH COLUMBIA

Goldcliff Resource Corporation, Cliff Project, is located five kilometres north of Keremeos, B.C. in the Olalla Gold camp. Goldcliff holdings total 72 units (five four-post mineral claims, six two-post mineral claims, two reverted Crown Grants and four Crown Grants covering an area of 1,600 hectares in the Osoyoos Mining Division. The Cliff Project contains several gold-silver and copper-molybdenum prospects that have had historical production. The exploration work conducted by Goldcliff has successfully located eight gold, silver and copper exploration targets and six multi-element geochemical anomalies for the next phase of detailed exploration. In 1997, Goldcliff's exploration program which consisted of trenching and drilling investigated two targets -- Copper King and Cliff Central zones. The results of the program located sub-economic gold

grades associated with discontinuous quartz veins. The other six targets remain to be explored. The exploration work by Goldcliff on the Cliff Project has been successful and has enhanced the potential of the known mineral occurrences in the project area. Further exploration is warranted and will be conducted as funding conditions permit. For the reporting period, the Cliff Project remains on hold with the exploration expenditures totaling $ 5,600.

MEADOW CREEK PROJECT, LOGAN LAKE, BRITISH COLUMBIA

The Meadow Creek property consists of 1490 hectares and is located 230 kilometres north east of Vancouver and 40 kilometres north of Merritt in southern British Columbia. The Meadow Creek property contains the Plug and Meadow prospects (Au, Ag, Cu, Pb, Zn, Ni, Cd). Other prospects of significance within close proximity of Meadow Creek property are the Bertha-Molly (Cu-Ag), JHC (Cu-Ag), Rhyolite (Cu-Zn-Ag-Au), Ford (Cu), Melba (Au-Ag-Zn-Pb) Ridge (Fe-Zn-Mn) and Blacktop (Zn-Pb-Cu-Ag-Au) prospects (MINFILE). The Meadow Creek property was initially explored for epithermal gold deposits and the Company has re-focused its target to volcanogenic massive sulphide deposits (VMS) with the discovery of the Blacktop VMS prospect (September 2000). Exploration activity in the region for 2001 has subsided based on disappointing drilling results at the Blacktop prospect (March 2001). The exploration work by Goldcliff on the Meadow Creek Project is encouraging and has enhanced the potential of the known mineral occurrences in the project area. Further exploration is warranted and will be conducted as funding conditions permit. For the reporting period, the Meadow Creek Project remains on hold with the exploration expenditures totaling $ 10,273.85.

POWERLINE PROJECT, LOGAN LAKE, BRITISH COLUMBIA

The Powerline property claims have been allowed to lapse due to the lack of interest in the area. Exploration activity in the region for 2001 has subsided based on disappointing drilling results at the Blacktop prospect (March 2001). For the reporting period, the Powerline Project exploration expenditures totalled $ 5,103.62

OTISH MOUNTAIN DIAMOND PROPERTY, NORTH CENTRAL QUEBEC

The Company is pleased to announce that it is in the process of negotiating from individual owners an option agreement to acquire mineral lands in the Otish Mountains of north central Quebec. The acquisition is being facilitated through the assistance of a Toronto based geological consultant who is well acquainted with the north central Quebec region. The terms of the option will be disclosed upon acceptance by the owners of the mineral lands. Goldcliff will pay a finder's fee for the mineral lands acquisition. The terms of the acquisition of the mineral lands and the payment of the finder's fee are subject to the approval by regulatory agencies.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A). The kimberlites (Renard 1 & Renard 2) that were discovered by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Iinc. have been reported to be diamondiferous (news release 01-32, December 12, 2001). The region is very active with Majescor Resources Inc. and its joint venture partner, BHP Billiton (BHP Diamonds) holding large mineral land positions.

SUBSEQUENT EVENTS

In May 2001, Goldcliff raised $ 125,000 by way of a private placement, $50,000 for general corporate purposes and $75,000 as flow through funds for exploration on the Hedley Gold Basin Project Panorama Ridge Property, Nickel Plate mining district, Hedley, British Columbia.

MANAGEMENT CHANGES

Effective February 28, 2002, Gary Moore resigned as Director and CFO and Nazir Dhalla was appointed Director.

PROMOTIONAL DISCLOSURE

Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

gcn\oct01BC51-901F

GOLDCLIFF RESOURCE CORPORATION

Suite 920 - 470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com
GCN.CDNX (Trading Symbol.Exchange) & USA Exemption Rule 12g3-2b:82-2748

OTISH MOUNTAINS DIAMOND PROPERTY, NORTH CENTRAL QUEBEC

GOLDCLIFF RESOURCE CORPORATION (GCN.CDNX) is pleased to announce that the Company is in the process of negotiating from individual owners an option agreement to acquire mineral lands in the Otish Mountains of north central Quebec. The acquisition is being facilitated through the assistance of a Toronto based geological consultant who is well acquainted with the north central Quebec region. The terms of the option will be disclosed upon acceptance by the owners of the mineral lands. Goldcliff will pay a finder's fee for the mineral lands acquisition. The terms of the acquisition of the mineral lands and the payment of the finder's fee are subject to the approval by regulatory agencies.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A). The kimberlites (Renard 1 & Renard 2) that were discovered by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Iinc. have been reported to be diamondiferous (news release 01-32, December 12, 2001). The region is very active with Majescor Resources Inc. (MAJ.CDNX) and its joint venture partner, BHP Billiton (BHP Diamonds) holding large mineral land positions.

Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Inc. report:

Otish Mountain Project (February 14, 2002)

*"**Renard 2**: As reported on December 17, 2001, microdiamond testing of a 163.1 kg sample from the Renard 2 kimberlitic body discovered in 2001 returned 116 microdiamonds and 29 macrodiamonds. The first objective of the current program is to collect a minimum one tonne mini-bulk sample from Renard 2. The second objective is to define the shape and size of Renard 2 through delineation drilling and additional geophysical surveys."*

*"**Target Generation**: Indicator mineral results from till samples collected in" 2000 and 2001 in the vicinity of the diamondiferous Renard 1 and Renard 2 bodies imply the presence of additional kimberlitic intrusions in the area. The geochemical compositions of many of these indicator minerals are suggestive of the presence of a diamondiferous source rock. Ground geophysical surveys will be conducted over approximately 10 airborne magnetic anomalies in the anomalous indicator mineral areas. The highest priority targets will then be drilled. In addition, a detailed helicopter-borne magnetic and electromagnetic survey will be flown over the Renard area to identify new targets for ground follow-up."*



GOLDCLIFF RESOURCE CORPORATION
OTISH MOUNTAIN PROPERTY
Québec

PROXY

Type of Meeting: Annual General Meeting
Meeting Date: April 22, 2002
Meeting Location: 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2

Name of Company: Goldcliff Resource Corporation (the "Company")
Meeting Time: 10:00 a.m. (Vancouver time)

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Leonard W. Saleken**, a director of the Company, or failing this person, **Edwin R. Rockel**, a director of the Company, or failing this person, **Nazir Dhalla,** a director of the Company (the "Management Appointees"), or in the place of the Management Appointees, ______________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A	
2.	Remuneration to be paid to the auditor			N/A
3.	For election as a director			
	Leonard W. Saleken		N/A	
	Edwin R. Rockel		N/A	
	Nazir Dhalla		N/A	
	Francis B. Whiting		N/A	

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 2002.

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Pacific Corporate Trust Company.

2. A proxy to be effective must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. **This can be done by mail, by fax ((604) 689-8144), by telephone voting (1-888-Tel-Vote (1-888-835-8683)) or through the Internet (http://www.stocktronics.com/webvote).**

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

   (a) sign, date and return the proxy form. **Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote;** or

   (b) appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. **Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.**

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

   (a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or

   (b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted "for" or "against" all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for CAWLEY & ASSOCIATES as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of CAWLEY & ASSOCIATES as auditor, as the case may be. **Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.**

GOLDCLIFF RESOURCE CORPORATION (GCN.CDNX)
CORPORATE INFORMATION
(January 2002)

Listing

Trading Symbol:	**GCN**
Exchange Listing:	**CDNX** Canadian Venture Exchange
SEC Ruling (USA):	Rule 12g3-(b) - Exemption No. 82-2748
Incorporated:	1986
Listed:	1989

Capitalization

Authorized:	100,000,000
Issued:	9,557,831
Fully Diluted:	11,697,831
Escrow:	0
Stock Options:	870,00
Warrants:	1,250,000

Directors

Director:	Leonard W. Saleken, PGeo
Director:	Nazir Dhalla
Director:	Dr. Francis B. Whiting, PEng
Director:	Edwin R. Rockel, PGeo

Officers

President/C.E.O.:	Leonard W. Saleken
C.F.O.:	Nazir Dhalla
Secretary:	*Graham H. Scott*

Corporate Office - Canada

Goldcliff Resource Corporation
Suite 920-470 Granville Street,
Vancouver, BC Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 685-5686
Email: **info@goldcliff.ca**
Web: **http://www.goldcliff.com**

Corporate Associates

San Diego, USA
Mendoza, Argentina
San Juan, Argentina
Toronto, Ontario
Penticton, British Columbia

Registered & Records Office

Goldcliff Resource Corporation
1040 - 999 West Hastings Street,
Vancouver, B.C. V6C 2W2
Tel: (604) 683-1102
Fax: (604) 683-2643

Bankers

Bank of Montreal
Main Branch
595 Burrard Street
Vancouver, BC V7X 1L4

Legal Counsel

Graham Scott
Vector Corporate Finance Lawyers
1040-999 W. Hastings Street
Vancouver, BC V6C 2W2

Geological Consultants

Leonard W. Saleken, PGeo
Geotec Consultants Ltd.
6976 Laburnum Street
Vancouver, BC V6P 5M9

Auditors

Brian Cawley, CA
Cawley & Associates
3rd Floor, 1622 West 7th Avenue
Vancouver, BC V6J 1S5

Registrar & Transfer Agent

Pacific Corporate Trust Company
10th Floor-625 Howe Street
Vancouver, BC V6C 3B8

FOR FURTHER INFORMATION CONTACT:

Leonard W. Saleken, President & CEO
Edwin R. Rockel, Director
Gary R. Moore, Director
GOLDCLIFF RESOURCE CORPORATION
Suite 920-470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 685-5686
Email: info@goldcliff.ca
Web: http://www.goldcliff.com

gcn\corp\corprof2002

GOLDCLIFF RESOURCE CORPORATION
(the "Company")

TO: Registered and Nom-Registered Shareholders

National Policy 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
***Vancouver, British Columbia* V6C 3B8**

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY

DATE: ______________________

____
SIGNATURE OF SHAREHOLDER